Game Loot Network is pending **StartEngine Approval.**



PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $1M goal

Game Loot Network

The Ultimate Social Gaming Community

Small OPO · Lake Lotawana, MO · Gaming

THE NEXT EVOLUTION IN MOBILE GAMING


eggies
GAME LOOT
NETWORK





What is Game Loot Network?

Well, simply put, Game Loot Network is the next evolution in mobile gaming.

Let me tell you a story. When I was a kid, my friends and I would spend hours upon hours at the local arcade competing against each other to win prizes and tokens and trinkets. To be honest, we were totally addicted and it didn't matter that the prizes weren't worth very much. What mattered was that we were competing and playing games with each other and that we were winning something.

Chat

there arcades still in existence on practically every single boardwalk, but we also have Dave and Busters, a modern day arcade where your gameplay turns into tickets and you redeem those tickets for cool stuff.

Here's the thing I couldn't understand. Why hadn't someone created this experience in the mobile gaming industry? Wouldn't it be incredible if you could play your favorite mobile games with your friends? How cool would it be to challenge your buddies head to head? What if you could enter tournaments again people all around the world, while playing mobile games that you love on your smartphone or tablet? And then, after you have had a great time playing your favorite games with your closest friends - and some new ones you met in the tournament - you could take your tickets and redeem them for cool stuff? Wouldn't that be incredible?

Chat

That's when Game Loot Network was born.

Mobile gaming is currently over a $40 billion a year industry. Revenues are exploding on a trajectory that eclipses other industries. But, despite the revenue explosion, despite the millions of new gamers that download their first game everyday, despite the billions being spent, the experience is mostly a solitary one that leads to fun, it leads to killing time, but it



doesn't lead to real stuff.

Until Now :-)

Play games, have fun, compete against others, win Cool Stuff. Sounds awesome doesn't it. That's Game Loot Network.

Game Loot Network has grown from just an idea to a thriving and community of mobile gamers and mobile game developers. Since that very first day, we have assembled a tremendous team of seasoned, successful, passionate and highly experienced professionals who have guided this mission through several critical phases.



Since our official launch on June 1st, 2016, through the end of that calendar year, Game Loot Network grossed over $5,000,000. That was our first official 7 months and that was just the beginning.

We are already available in over 100 countries - and we invite YOU to be a part of the mobile gaming revolution. In order that we be truly prepared, we have worked with the incredible team at Blue Moon Advisors to achieve the coveted 925 Blue Moon Capital Readiness Score and we are very excited to offer a limited amount of shares Game Loot Network for those who want to partner with us as we expand the ultimate gam community to every corner and every mobile device throughout the world.

It's Time To Power-UP,

Lance Baker
Founder & President
Game Loot Network

ABOUT GAME LOOT NETWORK

Game Loot Network Beta opened in May 2015 and culminated in our official launch on June 1st, 2016. This beta period was critical in that it allowed us to fully test not only our go to market strategy but also the technology and systems implementation necessary to fulfill those goals. During this time, Game Loot Network added several exciting mobile games to our platform, began the implementation of what would become our Developer Program a integrated our Loot Cove Rewards Center.



MILESTONES SINCE OUR OFFICIAL LAUNCH ON JUNE 1st, 2016

- Game Loot Network generated over **$125,000** in sales in our very first month.
- We held our **Game On! Kickoff Event** in Las Vegas on October 16, 2016 with over 600 people in attendance.
- We launched the Game Loot Developer Program in November, 2016 with Play Brains Studios in Ottawa, Ontario, Canada.
- **Eggies Tournament Edition** is our first fully integrated developer program game. It's scheduled for release in February, 2017 and currently has over 5 million users on Facebook and Apple iOS.
- Game Loot Network produced over **$5,300,000** in annual reve 2016, even though it officially launched just June 1st.

THE MOBILE GAMING REVOLUTION IS HERE


Blue Yonder Battle
eggies
Tournament Edition
Steampunk
NAUTICAL JOURNEY
PET SQUAD BATTLE





WHAT SETS GAME LOOT NETWORK APART?

Game Loot Network is the very first mobile gaming company that allows gamers to purchase a universal currency that we call Game Loot Tokens. T tokens can be earned, they can be won in multiple ways and they can be used within and across any of the mobile games in our ever-expanding m game network. Game Loot Tokens can be used to enter tournaments and play head to head against other players. Digital tickets are awarded to gamers as they achieve higher scores, play more often and place in tournaments or head to head play. As gamers increase their number of tickets, they can redeem those tickets for valuable prizes and awards in the Loot Cove Rewards Center.

Mobile gaming - even when you are playing by yourself - is fun and exciting and millions of people across the globe play every single day. By coupling mobile gaming with the social gaming aspects of tournament play and the ability to turn your game play into valuable rewards, Game Loot Network is truly the very first mobile game network that has truly embraced and developed social gaming features and function as our primary user experience.

In addition to Game Loot Network's unique social gaming model, we have created not only a unique but truly win-win customer acquisition model. As the mobile gaming industry has exploded, over 1000 apps a day are added to the Google Play and Apple Stores. These new apps create tremendous and continued competition within the mobile gaming space and drive customer acquisition costs higher and higher within the game development community. Game Loot Network has solved that challenge by creating a unique and lucrative affiliate model that compensates our affiliates every time they refer someone who purchases Game Loot Tokens. In addition, Game Loot Network compensates our mobile gamers for referring other mobile gamers to our network. This model has proven to be extremely effective in the freemium mobile gaming model by giving gamers free upgrades wi specific game and is what has driven the massive viral growth within the multi-billion dollar mobile gaming industry. Game Loot Network has take model to the next level, by awarding both commissions to our affiliates and tokens to be used anywhere in our entire network for gamers.

   



THE ULTIMATE MOBILE GAMING COMMUNITY

- Game Loot Network is a vastly improved gamer experience with our social gaming platform.
- Our universal Game Loot Tokens can be used within any mobile games within Game Loot Network.
- Mobile gamers can win and earn digital tickets that can be redeemed for valuable real world prizes.
- Mobile gamers have the ability to compete against others in tournaments and head-to-head play.
- Mobile gamers can earn Game Loot Tokens by referring other gamers to Game Loot Network.
- Game Loot Network has an optional affiliate program for an additional stream of income.
- The revolutionary Game Loot Network Developer Program offers game developers the ability to bring their games to the netwo create a much needed recurring stream of revenue.

THE MOBILE GAMING INDUSTRY

Mobile gaming revenues surpassed all other forms of PC and console gaming combined for the first time in 2015 with over $34.8 billion. The industry grew almost 20% to over $40 billion in 2016 and is expected to surpass $74 billion by 2020. (Source Faultline Reporter) This massive growth has created a tremendous amount of attention from both mobile gamers across all demographics and mobile game developers in every gaming vertical within the marketplace. With this growth has come a tremendous amount of noise and challenges. It's the perfect storm for innovation. Game Loot Network has created a platform and a community for both gamers and game developers that both breaks through the noise and overcomes the challenges. Our social gaming platform greatly enhances the user experience while at the same time creating an opportunity for mobile game developers to thrive by integrating their games into the network and accessing a much needed revenue source. This gives gamers a truly next-level experience, while at the same time giving the mobile game developer an opportunity to create additional revenue streams for their business.

Game Loot Network is perfectly positioned to take the next step with our innovative and industry disrupting technology. With this initial round of funding, we will be able to focus our efforts on expanding our marketing through-out the world as well as expanding our Game Loot Developer Program to the most established, the most talented and the largest mobile gaming developers in existence today.

Currently, the vast majority of games within the mobile gaming industry use a freemium marketing strategy to acquire customers and monetize their offerings. This strategy, though successful, requires massive amounts of downloads as only 1 out of every 400 people spend money within a mobile game through in-app purchases. As the industry has become more crowded and as game developers continue to innovate their game offerings, the cost per download and the cost to acquire a customer has skyrocketed. Because of this, using the freemium marketing model as a primary customer acquisition method has not only become less effective but overly costly for even the largest and most profitable game developers.



By creating our innovative, next-level and unique social gaming platform, Game Loot Network has introduced a subscription based marketing strategy that allows mobile game developers an truly cost effective way to monetize their newly developed content but - equally important - also it's legacy gaming content. By allowing gaming developers to introduce not only new customers, but also a new and recurring revenue model, Game Loot Network has created a unique and win-win ecosystem for both mobile gamers and mobile game developers through-out every gaming vertical and around the world.

Chat

GAME LOOT NETWORK TIMELINE

LEADERSHIP TEAM

Chat

Game Loot Network is Founded

Game Loot Network was founded as an LLC in the State of Kansas on December 16, 2014

Beta Launch

Game Loot Network Beta Launches with mobile games and begins acquiring Free Gamers, Premium Gamers and Affiliates on May 1st, 2015.

New Corporate Office

Game Loot Network hosts an open house on September 29th, 2015 to showcase it's new corporate office location.

Official Launch

On June 1st, 2016, Game Loot Network launches with 8 mobile games, a fully integrated prize center and over $125,000 in gross revenues it's first month.

$5M+ Gross Revenue

Game Loot Network achieves over $5 million in gross revenues since official launch on June 1st, 2016.

Crowdfund Offer

Game Loot Network a... S...on Advisors and opens a $1M funding round through Regulation CF on StartEngine.com.

Chat

December 2014 — March 2015 — May 2015 — July 2015 — Sept 2015 — January 2015 — June 2016 — October 2016 — December 2016 — January 2017 — February 2017

eBook Release

"Game Loot : Grab Your Piece of the Mobile Gaming Revolution" eBook by Lance Baker is released on May 23rd, 2015.

Loot Cove Launch

Loot Cove Prize Center launches on July 4th, 2015 and begins shipping prizes to winning gamers.

Loot Hub Mobile App

On January7th, 2016, Loot Hub Beta is released as a single app solution for users to access their games, account and viral invite technology.

Game On! Kickoff Event

Game Loot Network hosts the "Game On!" Kickoff Event at the Linq Hotel in Las Vegas with over 600 people in attendance.

Game Loot Developer Program

GLN and Play Brains Studios announce the first tournament edition game scheduled for release in February 2016 with over 5 million downloads.

Chat

Meet the Founder

Chat



Chat

Lance Baker

President & Founder

Lance Baker is the founder, architect and President of Game Loot™ Network. His expertise in "all things" technology go back to the early days of the internet almost Twenty (20) years ago where he launched one of the first internet based tax services in the late nineties. His experience as an executive and partners in several companies over the last two decades have allowed him to travel the globe and pioneer the way several products and services have been taken to market. His experiences as a serial entrepreneur have taken him to Europe, the Middle East and around the world. During this time, he has assembled and developed an incredible team of talented developers and designers in several different countries and they are the backbone of his vision for Game Loot™ Network. He saw early on that the mobile device explosion would change the way the world interacts, communicates and entertains themselves through mobile gaming and wrote about this in his book "Game Loot: Grab Your Piece of the Mobile Gaming Revolution". His vision to innovate the multi-billion-dollar mobile gaming industry is what drives him and his team to create "The Ultimate Gaming Community".

Chat

And the Rest of the Team



Douglas A Kinney

Chief Executive Officer

Doug Kinney earned a Bachelor of Science degree in business administration with emphasis in accounting from Central Missouri State University. Most recently, Doug served as the Presiding Manager & CEO of VinSolutions, LLC. Through his determined leadership and market vision, he guided the company to prodigious growth which culminated in a monumental acquisition by AutoTrader.com of Atlanta, Georgia. He was responsible for managing the company's business affairs, as well as directing its financial interests; currently, Doug owns several luxury automobile dealerships in the Greater Kansas City Metropolitan Area and is the Owner/Founder of a local investment company. Doug has been in the automotive industry for nearly Thirty-Five years (35). He has managed automotive dealerships in numerous states and has an intimate knowledge of financial operations to which he brings to the Game Loot™ Network.



S. Patrick Baggette II

CFO/ General Counsel

Pat Baggette earned a Bachelor of Science in accounting from Auburn University. He went on to earn his J.D. from the University of Missouri-Kansas City, School of Law. Pat was an early addition to the VinSolutions, LLC executive team and served as Chief Financial Officer and General Counsel. He was also named as a member of the governing board at that time and led the efforts of the administrative team during the run up to acquisition by AutoTrader.com. Including his guidance at VinSolutions, LLC, Pat has been a member of three (3) companies which have been recognized, several in succession, on the INC 500/5000 listing of Fastest Growing Company – several of which have also undergone the merger/acquisition process. Pat is responsible for all corporate accounting and tax functions. In addition to managing the financial aspects of the company, he handles all legal and contract issues pertaining to company operations. Pat began his career in public accounting nearly Thirty- Five (35) years ago, moving into the legal profession 10 years later. He has managed his own law firm, and for the past two and one-half decades Pat has gained immense experience working as CFO and General Counsel in the fields of eCommerce, manufacturing and retail.



Christopher Hussey

Chief Marketing Officer

From his time in the United States Marine Corps, to his successful career as a realtor and real estate investor in Chicago, Illinois to global recognition as a top couples ballroom dancer, instructor and coach, Christopher Hussey has led a life filled with one principle....FREEDOM. After traveling the world through Twenty-Seven (27) countries in 2009 and 2010, Christopher turned his attention to digital marketing in 2011 as a way to combine his passion to live and work where he pleased with the potential of unlimited income. He has been a featured speaker for numerous digital and network marketing organizations and has served as a consultant and strategist for several Fortune 100 organizations.

Offering Summary

GLN Holdings, Inc. doing business as Game Loot Network is issuing 40,000 Class A Common Stock at $25 per share. The target offering amount is $1,000,000.

The funds raised through this Title III Regulation CF on the Intermediary Funding Portal - StartEngine Capital, LLC - will be used to improve the Game Loot Network platform, mobile app improvements, maintain operations, legal strategic partnerships, marketing, domestic and international expansion and reserves.

Irregular Use of Proceeds

The Company might incur irregular use of proceeds that may include, but at not limited to, the following: Vendor payments, salary made to one's self, a friend or relative; any expense labeled "administrative expense" that is not strictly for administrative purposes; any expense labeled "travel and entertainment"; any expense that is for the purpose of inter-company debt or back payments.

Offering Details

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Game Loot Network to get notified of future updates!

Comments (0 total)

Add a public comment...

POST

Chat

IMPORTANT MESSAGE: www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of two types:

- Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings.
- Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC.

Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors: Investment opportunities posted and accessible through the site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the "Accredited Investor" and "Offering Memorandum" exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

Copyright © 2016 StartEngine, LLC. All Rights Reserved.